FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a- 16 or 15d- 16 of
the Securities Exchange Act of 1934
For the month of February, 2006
GENERAL COMPANY OF GEOPHYSICS
(translation of registrant’s name into English)
1, rue Leon Migaux, 91341 MASSY FRANCE (address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

COMPAGNIE GENERALE DE GEOPHYSIQUE
Paris, February 22, 2006
CGG wins contract for 4th consecutive season offshore India
Compagnie Generale de Geophysique (CGG) announces its fourth consecutive season of work in India with the award of a major 3D seismic offshore acquisition contract, worth over 100 million $. This deepwater seismic program to be performed between October 2006 and March 2007 covers a surface area of 8600 sq km off the eastern coast.
Full onboard processing will be performed onboard the three 3 D seismic vessels using CGG’s proprietary software, Geocluster.
“This contract constitutes a clear measure of the quality of our relations with ONGC.” stated Christophe Pettenati-Auzière, CGG’s President, Geophysical Services. “It marks our commitment to our continued strategy of maintaining a strong presence in India, where the CGG Group regularly conducts deepwater and land acquisition surveys as well as data processing activities with the center we opened in Mumbai last year.”
The information included herein contains certain forward-looking statements within the meaning of Section 27A of the securities act of 1933 and section 21E of the Securities Exchange Act of 1934. These forward-looking statements reflect numerous assumptions and involve a number of risks and uncertainties as disclosed by the Company from time to time in its filings with the Securities and Exchange Commission. Actual results may vary materially.
The Compagnie Generale de Geophysique group is a global participant in the oilfield services industry, providing a wide range of seismic data acquisition, processing and geosciences services and software to clients in the oil and gas exploration and production business. It is also a global manufacturer of geophysical equipment.
Contact :
Christophe BARNINI                 (33) 1 64 47 38 10 / (33) 1 64 47 38 11

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAGNIE GENERALE DE GEOPHYSIQUE 1, rue Leon Migaux 91341 – Massy Cedex
Date : February 22th 2006	By Senior Executive Vice President Technology , Control &Planning and Communication /Gerard CHAMBOVET/